Rule 424(b)(3) Prospectus
Registration No. 333-141963

PROSPECTUS

INTER PARFUMS, INC.

200,000 shares of common stock

To Be Issued Pursuant to
Outstanding Warrants Held by
The Gap, Inc.

This prospectus relates to an aggregate of 200,000 shares of our common stock that may be issued to The Gap, Inc. upon the exercise of outstanding warrants held by The Gap, Inc. at exercise prices of $17.194 to $25.195 per share. On July 14, 2005, we entered into an exclusive agreement with The Gap, Inc. (“Gap”) to develop, produce, manufacture and distribute personal care and home fragrance products for Gap and Banana Republic brand names to be sold in Gap and Banana Republic retail stores in the United States and Canada.

Gap may sell all or a portion of the shares of our common stock from time to time on an exchange or in the over-the-counter market, in negotiated transactions, directly or through brokers or otherwise, and at market prices prevailing at the time of such sales or at negotiated prices. We will not receive any proceeds from sales by Gap. However, unless we fail to maintain an effective registration statement for the sale of the shares issuable upon the exercise of the warrants issued to Gap, we will receive $5,039,000 proceeds from the exercise of the warrants, if they are exercised at all, and we will use such funds for working capital purposes.

Our common stock trades on the Nasdaq Global Select Market under the symbol “IPAR.” On May 16, 2007, the last sale price of our common stock as reported on the Nasdaq Global Select Market was $27.00 per share.

Investing in our common stock involves a high degree risk. For more information, please see “Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 17, 2007.

You should only rely on the information contained in this prospectus or incorporated by reference in this prospectus. We have not authorized any broker or dealer or anyone else to provide you with different information. Our common stock is not being offered in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of this prospectus.

IMPORTANT NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated by reference include forward-looking statements within the meaning of Section 27A the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “will,” “should,” “could,” “may,” “intend,” “expect,” “plan,” “predict,” “potential,” or “continue” or similar expressions identify certain of such forward-looking statements. Although we believe that our plans, intentions and expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved.
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Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading “Risk Factors”. Such factors include dependence upon Burberry for a significant portion of our sales, continuation and renewal of existing license agreements, sales and marketing efforts of The Gap, Inc., protection of our intellectual property rights, effectiveness of sales and marketing efforts and product acceptance by consumers, dependence upon third party manufacturers and distributors, dependence upon management, competition, currency fluctuation and international tariff and trade barriers, governmental regulation and possible liability for improper comparative advertising or “Trade Dress”.

These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth herein may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this report. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

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SUMMARY

The Company

We are Inter Parfums, Inc., organized under the laws of Delaware, and we are a worldwide provider of prestige perfumes and mass market and specialty retail perfumes, cosmetics and health and beauty aids. Unless the context otherwise requires, the terms “we,” “our,” “us,” “the company” and “Inter Parfums” refer to Inter Parfums, Inc.

Our worldwide headquarters and the office of our three wholly-owned subsidiaries, Jean Philippe Fragrances, LLC and Inter Parfums USA, LLC, both New York limited liability companies, and Nickel USA, Inc., a Delaware corporation, are located at 551 Fifth Avenue, New York, New York 10176, and our telephone number is 212.983.2640. Our consolidated wholly-owned subsidiary, Inter Parfums Holdings, S.A., its majority-owned subsidiary, Inter Parfums, S.A., and its two wholly-owned subsidiaries, Inter Parfums Grand Public, S.A., and Inter Parfums Trademark, S.A., and its majority-owned subsidiary, Nickel, S.A., maintain executive offices at 4, Rond Point des Champs Elysees, 75008 Paris, France. Our telephone number in Paris is 331.5377.0000.

Our common stock is listed on The Nasdaq Global Select Market under the trading symbol "IPAR", and we are considered a “controlled company” under the applicable rules of The Nasdaq Global Select Market. The common shares of our subsidiary, Inter Parfums S.A., are traded on Euronext Exchange.

We maintain our internet website at www.interparfumsinc.com which is linked to the SEC Edgar database. You can obtain through our website, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange as soon as reasonably practicable after we have electronically filed with or furnished them to the SEC.

Our Business

The following summary is qualified in its entirety by and should be read together with the more detailed information and audited financial statements, including the related notes, contained or incorporated by reference in this prospectus.

We operate in the fragrance business and manufacture, market and distribute a wide array of fragrances and fragrance related products. We manage our business in two segments, European based operations and United States based operations. Our prestige fragrance products are produced and marketed by our European operations through our 72% owned subsidiary in Paris, Inter Parfums, S.A., which is also a publicly traded company as 28% of Inter Parfums, S.A. shares trade on the Euronext. Prestige cosmetics and prestige skin care products represent less than 3% of consolidated net sales.

We produce and distribute our prestige fragrance products primarily under license agreements with brand owners and prestige product sales represented approximately 84% of net sales for 2006. We have built a portfolio of brands, which include Burberry, Lanvin, Paul Smith, S.T. Dupont, Christian Lacroix, Quiksilver/Roxy, Van Cleef & Arpels and Nickel whose products are distributed in over 120 countries around the world. Burberry is our most significant license, sales of Burberry products represented 57%, 60% and 62% of net sales for the years ended December 31, 2006, 2005 and 2004, respectively.

Our prestige products focus on niche brands with a devoted following. By concentrating in markets where the brands are known, Inter Parfums has had many successful launches. We typically launch new fragrance families for our brands every two to three years, with some frequent “seasonal” fragrances introduced as well.

Our specialty retail and mass-market fragrance and fragrance related products are marketed through our United States operation and represented 16% of sales for the year ended December 31, 2006. These fragrance products are sold under trademarks owned by us or pursuant to license or other agreements with the owners of the Gap, Banana Republic, Aziza and Jordache trademarks.

The creation and marketing of each product family is intimately linked with the brand’s name, its past and present positioning, customer base and, more generally, the prevailing market atmosphere. Accordingly, we generally study the market for each proposed family of fragrance products for almost a full year before we introduce any new product into the market. This study is intended to define the general position of the fragrance family and more particularly its scent, bottle, packaging and appeal to the buyer. In our opinion, the unity of these four elements of the marketing mix makes for a successful product.

Over the past five years, we have grown our business at both the top line and the bottom line. We have grown from $130.4 million in sales in 2002 to $321.1 million in 2006, representing a compounded annual growth rate of 25%. During the same period, our net income grew from $9.4 million in 2002 to $17.7 million in 2006, representing a compounded annual growth rate of 17%. Our management targets organic long term sales growth of approximately 10% (measured on an annual basis) and long-term net income growth of approximately 12% - 15% (measured on an annual basis). There can be no assurance that we will achieve these targets in any particular period, or at all, however.

RISK FACTORS

You should carefully consider these risk factors, together with all of the other information contained or incorporated by reference in this prospectus, before you decide to purchase shares of our common stock. These factors could cause our future results to differ materially from those expressed or implied in forward-looking statements made by us. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

We are dependent upon Burberry for a significant portion of our sales, and the loss of this license will have a material adverse effect on us.

Burberry is our leading prestige brand name, as sales of Burberry products represented 57%, 60% and 62% of net sales for the years ended December 31, 2006, 2005 and 2004, respectively.

In October 2004 our Paris-based subsidiary, Inter Parfums, S.A., entered into a 12.5-year, exclusive world-wide fragrance license with Burberry Limited, effective as of July 1, 2004, which replaced the original 1993 license. This license includes an additional five-year optional term that requires the consent of both Burberry and Inter Parfums, S.A., and must be exercised, if at all, prior to December 31, 2014. In addition, Burberry has the right on December 31, 2009 and December 31, 2011 to buy back the license at its then fair market value. Further, this license provides for a termination on a change in control of either Inter Parfums, S.A., the licensee, or Inter Parfums, Inc., the guarantor.

This license is subject to Inter Parfums, S.A. making required royalty payments (which are subject to certain minimums), minimum advertising and promotional expenditures and meeting minimum sales requirements. The new royalty rates, which are approximately double the rates under the prior license, commenced as of July 1, 2004. The new advertising and promotional expenditures, which commenced on January 1, 2005, as well as the minimum sales requirements, are substantially higher than under the prior license.

We are dependent upon the continuation and renewal of various licenses for a significant portion of our sales, and the loss of one or more licenses could have a material adverse effect on us.

Substantially all of our prestige fragrance brands are licensed from unaffiliated third parties and our business is dependent upon the continuation and renewal of such licenses on terms favorable to us. Each license is for a specific term and may have additional optional terms. In addition, each license is subject to us making required royalty payments (which are subject to certain minimums), minimum advertising and promotional expenditures and meeting minimum sales requirements. Just as the loss of a license may have a material adverse effect on us, a renewal on less favorable terms may also negatively impact us.

If we are unable to protect our intellectual property rights, specifically trademarks and brand names, our ability to compete could be negatively impacted.

The market for our products depends to a significant extent upon the value associated with our trademarks and brand names. We own, or have licenses or other rights to use, the material trademark and brand name rights used in connection with the packaging, marketing and distribution of our major products both in the United States and in other countries where such products are principally sold. Therefore, trademark and brand name protection is important to our business. Although most of our brand names are registered in the United States and in certain foreign countries in which we operate, we may not be successful in asserting trademark or brand name protection. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. The costs required to protect our trademarks and brand names may be substantial.

The success of our products is dependent on public taste.

Our revenues are substantially dependent on the success of our products, which depends upon, among other matters, pronounced and rapidly changing public tastes, factors which are difficult to predict and over which we have little, if any, control. In addition, we have to develop successful marketing, promotional and sales programs in order to sell our fragrances and fragrance related products. If we are not able to develop successful marketing, promotional and sales programs, then such failure will have a material adverse effect on our business, financial condition and operating results.

We are subject to extreme competition in the fragrance industry.

The market for fragrances and fragrance related products is highly competitive and sensitive to changing market preferences and demands. Many of our competitors in this market (particularly in the prestige fragrance industry) are larger than we are and have greater financial resources than are available to us, potentially allowing them greater operational flexibility.

Our success in the prestige fragrance industry is dependent upon our ability to continue to generate original strategies and develop quality products that are in accord with ongoing changes in the market.

In the specialty retail market, we are presently selling products only to Gap and Banana Republic stores, so we do not have any direct competition. However, such special retail stores compete directly with other specialty retail stores such as Abercrombie & Fitch and Victoria Secret, which thereby indirectly compete with us.

Our success with mass market fragrance and fragrance related products is dependent upon our ability to competitively price quality products and to quickly and efficiently develop and distribute new products.

If there is insufficient demand for our existing fragrances and fragrance related products, or if we do not develop future strategies and products that withstand competition or we are unsuccessful in competing on price terms, then we could experience a material adverse effect on our business, financial condition and operating results.

Consumers may reduce discretionary purchases of our products as a result of a general economic downturn.

We believe that consumer spending on beauty products is influenced by general economic conditions and the availability of discretionary income. Accordingly, we may experience sustained periods of declines in sales during economic downturns, or if terrorism or diseases affect customers’ purchasing patterns. In addition, a general economic downturn may result in reduced traffic in our customers’ stores which may, in turn, result in reduced net sales to our customers. Any resulting material reduction in our sales could have a material adverse effect on our business, financial condition and operating results.

We are dependent upon Gap to sell products that we develop for The Gap, Inc.

We have an exclusive agreement with The Gap, Inc. to develop, produce, manufacture and distribute personal care and home fragrance products for Gap and Banana Republic brand names to be sold in Gap and Banana Republic retail stores in the United States and Canada. Under the terms of such agreement, the products that we develop are subject to the sales and marketing efforts of The Gap, Inc.

If the sales and marketing efforts of The Gap, Inc. are not successful for the products that we have developed, then our future growth potential could be negatively impacted.

If we are unable to acquire or license additional brands, or obtain the required financing for these agreements and arrangements, the growth of our business could be impaired.

Our future expansion through acquisitions or new product distribution arrangements, if any, will depend upon the capital resources and working capital available to us. We may be unsuccessful in identifying, negotiating, financing and consummating such acquisitions or arrangements on terms acceptable to us, or at all, which could hinder our ability to increase revenues and build our business.

We may engage in future acquisitions that we may not be able to successfully integrate or manage. These acquisitions may dilute our stockholders and cause us to incur debt and assume contingent liabilities.

We continuously review acquisition prospects that would complement our current product offerings, increase our size and geographic scope of operations or otherwise offer growth and operating efficiency opportunities. The financing for any of these acquisitions could significantly dilute our stockholders, result in an increase in our indebtedness or both. While there are no current agreements or negotiations underway with respect to any material acquisitions, we may acquire or make investments in businesses or products in the future. Acquisitions may entail numerous integration risks and impose costs on us, including:

•	difficulties in assimilating acquired operations or products, including the loss of key employees from acquired businesses;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks of entering markets in which we have no or limited prior experience;

•	dilutive issuances of equity securities;

•	incurrence of substantial debt;

•	assumption of contingent liabilities;

•	incurrence of significant amortization expenses related to intangible assets and the potential impairment of acquired assets; and

•	incurrence of significant immediate write-offs.

Our failure to successfully complete the integration of any acquired business could have a material adverse effect on our business, financial condition and operating results.

We are dependent upon Messrs. Jean Madar and Philippe Benacin, and the loss of their services could harm our business.

Jean Madar, our Chief Executive Officer, and Philippe Benacin, our President and Chief Executive Officer of Inter Parfums, S.A., are responsible for day-to-day operations as well as major decisions. Termination of their relationships with us, whether through death, incapacity or otherwise, could have a material adverse effect on our operations, and we cannot assure you that qualified replacements can be found. We maintain key man insurance on the lives of both Mr. Madar ($1 million) and Mr. Benacin ($3.6 million). However, we cannot assure you that we would be able to retain suitable replacements for either Mr. Madar or Mr. Benacin.

Our reliance on third party manufacturers could have a material adverse effect on us.

We rely on outside sources to manufacture our fragrances and cosmetics. The failure of such third party manufacturers to deliver either components or finished goods on a timely basis could have a material adverse effect on our business. Although we believe there are alternate manufacturers available to supply our requirements, we cannot assure you that current or alternative sources will be able to supply all of our demands on a timely basis. We do not intend to develop our own manufacturing capacity. As these are third parties over which we have little or no control, the failure of such third parties to provide components or finished goods on a timely basis could have a material adverse effect on our business, financial condition and operating results.

Our reliance on third party distributors could have a material adverse effect on us.

We sell our prestige fragrances mostly through independent distributors specializing in luxury goods. Given the growing importance of distribution, we have begun to modify our distribution model by the formation of joint ventures or company owned subsidiaries within key markets. We have little or no control over third party distributors and the failure of such third parties to provide services on a timely basis could have a material adverse effect on our business, financial condition and operating results. In addition, if we replace existing third party distributors with new third party distributors or with our own distribution arrangements, then transition issues could have a material adverse effect on our business, financial condition and operating results.

The loss of or disruption in our distribution facilities could have a material adverse effect on our business, financial condition and operating results.

We currently have one distribution facility in Paris and one in New Jersey.  The loss of one or both of those facilities, as well as the inventory stored in those facilities, would require us to find replacement facilities and assets. In addition, terrorist attacks, or weather conditions, such as natural disasters, could disrupt our distribution operations. If we cannot replace our distribution capacity and inventory in a timely, cost-efficient manner, it could have a material adverse effect on our business, financial condition and operating results.

The international character of our business renders us subject to fluctuation in foreign currency exchange rates and international trade tariffs, barriers and other restrictions.

A portion of our Paris subsidiary’s net sales (approximately 34% in 2006) are sold in U.S. dollars. In an effort to reduce our exposure to foreign currency exchange fluctuations, we engage in a program of cautious hedging of foreign currencies to minimize the risk arising from operations. Despite such actions, fluctuations in foreign currency exchange rates for the U.S. dollar, particularly with respect to the Euro, could have a material adverse effect on our operating results. Possible import, export, tariff and other trade barriers, which could be imposed by the United States, other countries or the European Union might also have a material adverse effect on our business.

Our business is subject to governmental regulation, which could impact our operations.

Fragrances and fragrance related products must comply with the labeling requirements of the Federal Food, Drug and Cosmetics Act as well as the Fair Packaging and Labeling Act and their regulations. Some of our color cosmetic products may also be classified as a “drug”. Additional regulatory requirements for products which are “drugs” include additional labeling requirements, registration of the manufacturer and the semi-annual update of a drug list.

Our fragrances are subject to the approval of the Bureau of Alcohol, Tobacco and Firearms as a result of the use of specially denatured alcohol. So far we have not experienced any difficulties in obtaining the required approvals.

Our fragrances and fragrance related products that are manufactured in France are subject to certain regulatory requirements of the European Union, but as of the date of this report, we have not experienced any material difficulties in complying with such requirements.

However, we cannot assure you that, should we develop or market fragrances and fragrance related products with different ingredients, or should existing regulations or requirements be revised, we would not in the future experience difficulty in complying with such requirements, which could have a material adverse effect on our results of operations.

We may become subject to possible liability for improper comparative advertising or “Trade Dress.”

Brand name manufacturers and sellers of brand name products may make claims of improper comparative advertising or trade dress (packaging) with respect to the likelihood of confusion between some of our mass market products, and those of brand name manufacturers and sellers. They may seek damages for loss of business or injunctive relief to seek to have the use of the improper comparative advertising or trade dress halted. However, we believe that our displays and packaging constitute fair competitive advertising and are not likely to cause confusion between our products and others. Further, we have not experienced to any material degree, any of such problems to date.

USE OF PROCEEDS

We will not receive any of the proceeds of the sale by Gap of the shares of common stock covered by this prospectus. However, unless we fail to maintain an effective registration statement for the sale of the shares issuable upon the exercise of the warrants issued to Gap, we will receive $5,039,000 of proceeds from the exercise of the warrants, if they are exercised at all, and we will use such funds for working capital purposes.

SELLING SECURITY HOLDER

This prospectus relates to periodic offers and sales of up to 200,000 shares of our common stock by The Gap, Inc., as the sole selling security holder.

On July 14, 2005, we entered into an exclusive agreement with The Gap, Inc. (“Gap”) to develop, produce, manufacture and distribute personal care and home fragrance products for Gap and Banana Republic brand names to be sold in Gap and Banana Republic retail stores in the United States and Canada. Our exclusive rights under the agreement are subject to certain exceptions. The principal exceptions are that the agreement excludes any rights with respect to outlet stores, on-line, catalog and mail-order and international stores outside Canada, although Gap has the right to expand the agreement to its outlet stores if it chooses. On March 2, 2006, the agreement was amended to include Gap Outlet and Banana Republic Factory Stores in the United States and Canada.

The initial term of this agreement expires on August 31, 2009, and the agreement includes an additional two-year optional term that expires on August 31, 2011, as well as a further additional two-year term that expires August 31, 2013, in each case if certain retail sales targets are met or if Gap chooses to extend the term. In addition, if the agreement is extended for the first optional term, then Gap has the right to terminate our rights under the agreement before the end of that first optional term if Gap pays to us an amount specified in a formula, with such right to be exercised during the period beginning on September 1, 2010 and expiring on August 31, 2011.

As an inducement to enter into this agreement with Gap, on July 14, 2005, we granted a warrant to purchase 100,000 shares of our common stock to Gap exercisable for five years at $25.195 and have agreed to register with the Securities and Exchange Commission the shares purchasable thereunder for resale after January 1, 2007. In addition, in accordance with the terms of such agreement, on September 1, 2006, we granted a second warrant to purchase 100,000 shares exercisable for five years at $17.194 and have also agreed to register with the Securities and Exchange Commission the shares purchasable thereunder for resale. The shares of common stock issuable upon exercise of these warrants are the subject of this prospectus. Finally, we have agreed to grant up to two additional warrants to Gap. Each such warrant would be exercisable for 50,000 shares of our common stock at 100% of the market price on the date of grant.

We have been advised by Gap that the two outstanding warrants to purchase up to 200,000 shares of our common stock are the only securities of Inter Parfums, Inc. that are beneficially owned by Gap as of the date of this prospectus, and Gap has the sole power to vote and sole power to dispose of the 200,000 shares.

Further, such 200,000 shares are less than 1% of our issued and outstanding common stock, and Gap will beneficially own less than 1% of our issued and outstanding common stock after the sale of the shares we are registering (even assuming it is issued two more warrants, each exercisable to purchase 50,000 shares of our common stock).

GAP WARRANTS

General

As discussed above, on July 14, 2005, we entered into an exclusive agreement with The Gap, Inc. (“Gap”) to develop, produce, manufacture and distribute personal care and home fragrance products for Gap and Banana Republic brand names to be sold in Gap and Banana Republic retail stores in the United States and Canada. As an inducement to enter into this agreement, we granted a warrant to purchase 100,000 shares of our common stock to Gap exercisable for five years at $25.195, 125% of the market price on the date of grant, and have agreed to register with the Securities and Exchange Commission the shares purchasable thereunder for resale after January 1, 2007. In addition, in accordance with the terms of such agreement, on September 1, 2006, we granted a second warrant to purchase 100,000 shares exercisable for five years at $17.194, 100% of the market price on the date of grant, and have also agreed to register with the Securities and Exchange Commission the shares purchasable thereunder for resale after January 1, 2007. The shares of common stock issuable upon exercise of these two warrants are the subject of this prospectus.

Net Issue Exercise

If we fail to maintain an effective registration statement, Gap or any subsequent holder of the warrants will have the right to convert the warrant or any portion thereof into shares of our common stock, without paying cash, based upon the difference between the fair market value of one share of the Company's Common Stock on the conversion date and the per share exercise price of the warrant.

Adjustment in Event of Capital Changes

The exercise price and the number of shares of common stock purchasable upon exercise of the warrants are subject to adjustment from time to time upon the occurrence of certain events, such as our declaration or payment, without consideration, of any dividend on our common stock payable in common stock or in any right to acquire common stock for no consideration, recapitalization, merger, consolidation, reorganization, split-up, combination or exchange of shares or the like.

PLAN OF DISTRIBUTION

The shares offered hereby by the selling security holder may be sold from time to time by the selling security holder, or by pledgees, donees, transferees or other successors in interest. These sales may be made on one or more exchanges, including the Nasdaq Global Select Market of The Nasdaq Stock Market, or in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by one or more of the following methods, including, without limitation:

•	a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by a broker or dealer for its account under this prospectus;

•	face-to-face or other direct transactions between the selling security holders and purchasers without a broker-dealer or other intermediary; and

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers.

In effecting sales, brokers or dealers engaged by the selling security holder may arrange for other brokers or dealers to participate in the resales. Brokers, dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling security holders in amounts to be negotiated in connection with the sale. These broker-dealers and agents and any other participating broker- dealers, or agents may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, in connection with the sales. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 promulgated under the Securities Act of 1933 might be sold under Rule 144 rather than under this prospectus.

In connection with distributions of the shares or otherwise, the selling security holder may enter into hedging transactions with broker-dealers. In connection with the transactions, broker-dealers may engage in short sales of the shares registered hereunder in the course of hedging the positions they assume with the selling security holder. The selling security holder may also sell shares short and deliver the shares to close out the positions. The selling security holder may also enter into an option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares registered hereunder, which the broker-dealer may resell under this prospectus. The selling security holder may also pledge the shares registered hereunder to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged shares under this prospectus.

Information as to whether an underwriter who may be selected by the selling security holder, or any other broker-dealer, is acting as principal or agent for the selling security holder, the compensation to be received by an underwriter who may be selected by the selling security holder, or any broker-dealer, acting as principal or agent for the selling security holder and the compensation to be received by other broker-dealers, in the event the compensation of other broker-dealers is in excess of usual and customary commissions, will, to the extent required, be set forth in a supplement to this prospectus. Any dealer or broker participating in any distribution of the shares may be required to deliver a copy of this prospectus, including the supplement, if any, to any person who purchases any of the shares from or through a dealer or broker.

We have advised the selling security holder that during the time as it may be engaged in a distribution of the shares included herein it is required to comply with Regulation M of the Securities Exchange Act of 1934. With certain exceptions, Regulation M precludes any selling security holder, any affiliated purchasers and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchase made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of our common stock.

An investor may purchase the common stock offered under this prospectus only if such shares are qualified for sale or are exempt from registration under the applicable securities laws of the state in which such prospective purchaser resides. We have not registered or qualified the shares under any state securities laws and, unless the sale of such shares to a particular investor is exempt from registration or qualification under applicable state securities laws, the sale of such shares to an investor may not be effected until such shares have been registered or qualified with applicable state securities authorities.

Sales of securities by the selling security holder or even the potential of these sales may have a negative effect on the market price for shares of our common stock.

DESCRIPTION OF SECURITIES

Common Stock

As of March 26, 2007, there were 20,437,292 shares of common stock outstanding. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon exercise of the warrants will be, validly authorized and issued, fully paid, and non-assessable.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution, or winding up, holders of our common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights or other subscription rights to convert their shares into any other securities.

Dividends

Commencing in March 2002, our board of directors authorized our first cash dividend of $.06 per share per annum, payable $.015 per share on a quarterly basis. In March 2003, our board of directors increased the cash dividend to $.08 per share per annum, payable $.02 per share on a quarterly basis. In March 2004, our board of directors increased the cash dividend to $.12 per share per annum, payable $.03 per share on a quarterly basis. In March 2005, our board of directors increased the cash dividend to $.16 per share per annum, payable $.04 per share on a quarterly basis.

In December 2005, our board of directors authorized the continuation of our cash dividend of $.16 per share per annum, payable $.04 on a quarterly basis.. In December 2006, our board of directors increased the cash dividend from $.16 to $.20 per share per annum, payable $.05 on a quarterly basis. The first cash dividend for 2007 of $.05 per share is to be paid on April 13, 2007 to shareholders of record on March 30, 2007.

Our Certificate of Incorporation provides for the requirement of unanimous approval of the members of our board of directors for the declaration or payment of dividends, if the aggregate amount of dividends to be paid by us and our subsidiaries in any fiscal year is more than thirty percent (30%) of our annual net income for the last completed fiscal year, as indicated by our consolidated financial statements.

Preferred Stock

Our Board of Directors has the authority, without further action by our stockholders, to issue 1,000,000 shares of preferred stock, in one or more series and to fix the privileges and rights of each series. These privileges and rights may be greater than those of the common stock. As of the date of this prospectus, we do not have any shares of preferred stock outstanding. Our Board of Directors, without further shareholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. This type of “blank check preferred stock” makes it possible for us to issue preferred stock quickly with terms calculated to delay or prevent a change in our control or make removal of our management more difficult.

TRANSFER AGENT

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, located at 59 Maiden Lane, New York, New York 10038.

LEGAL MATTERS

The validity of the shares of common stock which are originally offered under the registration statement of which this reoffer prospectus forms a part will be passed on for us by GrayRobinson, P.A., Ft. Lauderdale, Florida. Joseph A. Caccamo, Esq. of GrayRobinson, P.A., is a director of the Company, and is the record owner of options to purchase 16,000 shares of common stock, 8,000 of which are held as nominee for his former employer and 8,000 of which are held for GrayRobinson, P.A.

EXPERTS

The consolidated financial statements and the related financial statement schedule of Inter Parfums, Inc., and subsidiaries as of December 31, 2006 and December 31, 2005, and for each of the years in the three-year period ended December 31, 2006, and management's assessment of the effectiveness of internal controls over financial reporting as of December 31, 2006 included in Inter Parfums, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2006, have been incorporated by reference herein and in the registration statement in reliance upon the reports of Mazars LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents previously filed with the Securities and Exchange Commission are incorporated herein by reference:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

•	Our Current Report on Form 8-K date of report, March 22, 2007.

•	Our Current Report on Form 8-K date of report, April 9, 2007.

•	Our Current Report on Form 8-K date of report, April 19, 2007.

•	Our Current Report on Form 8-K date of report, May 9, 2007.

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

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All documents that we file with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus from the date of the filing of such documents.

Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in a later document modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this prospectus, except as so modified or superseded.

We will provide, without charge, a copy of any document incorporated by reference in this prospectus but which is not delivered with this prospectus to any person to whom this prospectus has been delivered upon the oral or written request of that person. Requests should be directed to the attention of the Corporate Secretary, Inter Parfums, Inc., 551 Fifth Avenue, New York, New York 10167. Our telephone number is 212.983.2640.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We are subject to the reporting requirements of the Securities Exchange Act of 1934, and we file reports, proxy statements and other information with the Securities Exchange Commission. These reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. The SEC maintains a website, www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC. In addition, you may obtain information from the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our common stock is quoted on the Nasdaq Global Market System.

We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the our common stock being offered pursuant to this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits. For further information with respect to us and the common stock offered hereby, please refer to the registration statement and its exhibits.

We maintain our internet website at www.interparfumsinc.com which is linked to the SEC Edgar database. Information contained in our website, other than reports filed with the SEC, is not a part of this prospectus. You can obtain through our website, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange as soon as reasonably practicable after we have electronically filed with or furnished them to the SEC.